Exhibit 99.15

CONSENT OF SCOTT WESTON

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Eskay Creek Project British Columbia, Canada NI 43-101 Technical Report on Preliminary Economic Assessment” dated November 7, 2019, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, of Skeena Resources Limited for the year ended December 31, 2021.

Date: March 31, 2022	/s/ Scott Weston
Name: Scott Weston, P.Geo Title: Vice President, Business Development Hemmera Envirochem Inc.